EXHIBIT 99.1

Canagold Announces Agreement with Taku River Tlingit First Nation for Flagship New Polaris Project

Vancouver, B.C. – January 25, 2023 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (the “Company” or “Canagold”), is pleased to announce it has signed an agreement with the Taku River Tlingit First Nation (“TRTFN”) in respect of development of the Company’s New Polaris project (“New Polaris”, or the “project”) located within the traditional territory of the TRTFN located approximately 100 kilometres south of Atlin, B.C.

The Hà Khustìyxh/“Our Way” agreement establishes the framework for a cooperative and mutually respectful working relationship between the signatories to support Canagold’s exploration and advancement activities at New Polaris while ensuring to minimize any adverse impacts of mining activity on the rights and interests of the TRTFN. In addition, this initial accord lays the foundation for negotiation of future long-term agreements as the project progresses through its permitting, construction and production phases.

“I’m particularly pleased that Canagold has entered into this groundbreaking agreement, which underscores our Company’s strong commitment to the environment and reflects the spirit of collaboration we share with the TRTFN,” said Catalin Kilofliski, CEO of Canagold. “The agreement not only enshrines the progressive and ecologically sustainable basis of our partnership, it also demonstrates our determination to support local communities within the traditional territory while at the same time rewarding our shareholders.”

The agreement also includes a framework for information-sharing, permitting processes, environmental protection and monitoring, as well as sharing of benefits to support community development initiatives. Through this collaborative approach, Canagold is able to obtain consent and support its exploration and evaluation activities within the TRTFN territories.

Canagold and TRTFN are committed to continue collaborating on various initiatives, including discussions on the recently announced Indigenous Protected and Conserved Area (IPCA), in line with TRTFN’s stated desire to allow environmentally sound mining to take place in the Territory.

About TRTFN

The TRTFN territory covers over 40,000 square kilometres and includes what is now known as British Columbia, Yukon and Alaska. The town of Atlin, B.C., a community of about 400 people is the main community where the government and administration officials for the Taku River Tlingit First Nation are located. The TRTFN territory contains high mountains, expansive forests rich in wildlife and rivers filled with salmon.

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About New Polaris

New Polaris is Canagold’s flagship asset, which is the 100% owned gold mine project located in northwestern B.C. about 100 kilometres south of Atlin, B.C. and 60 kilometres northeast of Juneau, Alaska. The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 850 hectares. New Polaris lies within the TRTFN traditional territory. Canagold is firmly committed to working closely with the TRTFN on all aspects of the project’s consultations, planning and future development plans. The Company’s primary objective is to build a successful long-term partnership with TRTFN, in order to plan and create together a project with a long-lasting positive impact on the environment, the members of the TRTFN, the local community of Atlin and other surrounding communities.

A Preliminary Economic Assessment (PEA), completed in February 2019 by Moose Mountain Technical Services, demonstrated the robust economic viability of the project. Using a gold price of US$1,500 per oz, the PEA indicated cash costs of US$400 per oz, an after-tax Net Present Value (NPV with 5% discount) of C$469 million with an after-tax Internal Rate of Return (IRR) of 56% and a 1.9 year pay-back period. On a pre-tax basis, the undiscounted life-of-mine cash flow totals C$847 million (C$/US$ exchange rate 0.71).

The current resource (from the 2019 PEA, 4g/t Au cut off) includes an Indicated resource of 586,000 oz Au (1.7Mt @ 10.8 g/t) and an Inferred resource of 485,000 oz Au (1.5Mt @ 10.2 g/t).

During 2021 and 2022 over 30,000 metres of drilling in 54 holes was completed to upgrade the inferred resource to the indicated resource category and increase the mineral resources. An update to mineral resource estimates will be made using this recent and currently ongoing drilling information for the feasibility study.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. The Company has access to a team of technical experts to help unlock significant value for all Canagold shareholders.

“Catalin Kilofliski”

Catalin Kilofliski

Chief Executive Officer

For further information, please contact:

Knox Henderson, VP Corporate Development

Tel: (604) 416-0337; Cell: (604) 551-2360

Toll Free: 1-877-684-9700

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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